# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002135616

## Reporting persons
- Porcello Louis Michael: type of reporting person: individual (IN); citizenship or place of organization: Georgia (GA); sole voting power 120,000; shared voting power 0; sole dispositive power 120,000; shared dispositive power 0; aggregate amount beneficially owned 120,000 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, ISRAEL, 6473403

## Item 2. Person Filing
Name of person filing: Louis Porcello
Address of principal business office or, if none, residence: 2151 E Maddox Road Buford GA 30519
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 120000.
Percent of class: 9.4
Sole power to vote or to direct the vote: 120000.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 120000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Porcello Louis Michael: Louis Porcello, Account Manager (05/22/2026)